January 30, 2007

VIA FACSIMILE

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:  Ms. Cathey Baker
                  Mr. David Link

Re: Symmetry Holdings Inc.

Dear Ms. Baker and Mr. Link:

        Attached is a draft letter and changed pages to the Form S-1 responding to your letter dated January 26, 2007 to Symmetry Holdings Inc. (“Symmetry”). As discussed this morning with Mr. Link, please find enclosed herewith a copy of our draft response letter responding to the letter dated January 26, 2007 to Mr. De Gasperis, together with changed pages to Amendment No. 6 of the Registration Statement on Form S-1 (the “Amendment”).

        In addition to the changes in response to your comments, there are a few additional changes which will be reflected in the Amendment and that are listed below (copies of the changed pages are included herewith). We do not believe that these changes raise the need for any additional substantive disclosure, and we would appreciate it if you would let us know if you disagree with our assessment.

o	Symmetry was approved for listing on the American Stock Exchange on January 29, 2007. We have revised the disclosure throughout the Amendment accordingly.

o	We have revised the disclosure in the Proposed Business section to delete the reference to the purchase of Zimasco (Private) Ltd. (“Zimasco”) from Union Carbide in 1995, as Mr. Bailey was not one of the purchasers of Zimasco from Union Carbide, although he was the Chief Executive Officer of Zimasco during 1995 and 1996.

January 30, 2007
Page Two

o	We have revised the Notice to Non-U.S. Investors to make certain, non-substantive changes requested by foreign counsel.

        We look forward to speaking with you at your earliest convenience. Please feel free to contact the undersigned at 203-351-8107. Thank you.

Sincerely,

/s/ Randi-Jean G. Hedin
Randi-Jean G. Hedin

Enclosures

cc:    Mr. John Reynolds, Assistant Director, SEC
         Mr. Paul Belvin, Associate Director, SEC
         Mr. Michael Karney, Branch Chief
         Mr. Corrado De Gasperis